Exhibit (a)(13)

GENTIVA HEALTH SERVICES ANNOUNCES ENTRY INTO NONDISCLOSURE AGREEMENT

ATLANTA, July 24, 2014 — Gentiva Health Services, Inc. (NASDAQ: GTIV) (“Gentiva” or the “Company”) today announced that it has entered into a nondisclosure agreement with the recognized owner, operator and investor who, as disclosed previously, delivered on July 17, 2014 a proposal to Gentiva’s board of directors (the “Board”) to acquire all outstanding shares of Gentiva common stock for $17.25 per share in cash, subject to certain conditions.

As previously disclosed, the Board also has received a conditional proposal from Kindred Healthcare, Inc. (“Kindred”) (NYSE: KND). The Board intends to provide to Kindred a nondisclosure agreement substantially similar in all material respects to the agreement it entered into with the other party. If and when Kindred executes such nondisclosure agreement, the Board will provide Kindred with the same level of due diligence that will be made available to the other party. Of course, Kindred’s access to due diligence will be further conditioned on the termination of its partial tender offer for 14.9% of Gentiva’s shares.

The Board will carefully review the two proposals and any other proposals it might receive, including any revised proposals. The Board believes that it is in the stockholders’ best interest to allow both parties access to due diligence to encourage them to increase the value of their proposals to levels that will deliver full value to Gentiva stockholders. However, the Board wishes to emphasize that any alternative to remaining as an independent publicly owned company must deliver full value to Gentiva stockholders. There can be no assurance that any such alternatives will materialize.

Gentiva stockholders do not need to take any action at this time in relation to the outstanding proposals. Unless required by law, the Company does not intend to further disclose developments with respect to the discussions with these parties unless and until a definitive agreement is reached.

The Board reiterates its recommendation that shareholders not tender their shares into Kindred’s outstanding partial tender offer for 14.9% of the Company’s shares at $16.00 per share in cash.

Barclays and Edge Healthcare Partners are serving as financial advisors to Gentiva and Greenberg Traurig, LLP is serving as legal advisor.

About Gentiva Health Services, Inc.

Gentiva Health Services, Inc. is one of the nation’s largest providers of home health, hospice and community care services, delivering innovative, high quality care to patients across the United States. Gentiva is a single source for skilled nursing; physical, occupational, speech and neurorehabilitation services; hospice services; social work; nutrition; disease management education; help with daily living activities; and other therapies and services. GTIV-G

Forward-Looking Statements

This press release contains statements that are forward looking. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,” “continue,” “deliver,” and similar expressions of a future or forward-looking nature. These statements include, but are not limited to: the long-term value of strategic investments including One Gentiva and GentivaLink; the effects of scale and market position in the healthcare industry; the home health and hospice industry’s being poised for growth due to a rapidly expanding base of Medicare-eligible and dual-eligible patients and a return to more stable reimbursement trends; our prospects for continued growth and stockholder value creation; and the view that under the terms of Kindred’s offer, our stockholders would sacrifice real value and opportunity. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Gentiva to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Gentiva assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: general economic and business conditions; demographic changes; changes in, or failure to comply with, existing governmental regulations; impact on Gentiva of healthcare reform legislation and its implementation through governmental regulations; legislative proposals for healthcare reform; changes in Medicare, Medicaid and commercial payer reimbursement levels; the outcome of any inquiries into Gentiva’s operations and business practices by governmental authorities; compliance with any corporate integrity agreement affecting Gentiva’s operations; effects of competition in the markets in which Gentiva operates; liability and other claims asserted against Gentiva; ability to attract and retain qualified personnel; ability to access capital markets; availability and terms of capital; loss of significant contracts or reduction in revenues associated with major payer sources; ability of customers to pay for services; business disruption due to severe weather conditions, natural disasters, pandemic outbreaks, terrorist acts or cyber attacks; availability, effectiveness, stability and security of Gentiva’s information technology systems; ability to successfully integrate the operations of acquisitions Gentiva may make and achieve expected synergies and operational efficiencies within expected time-frames; ability to maintain compliance with financial covenants under Gentiva’s credit agreement; effect on liquidity of Gentiva’s debt service requirements; changes in estimates and judgments associated with critical accounting policies and estimates; and other factors described in other documents filed by Gentiva with the SEC.

Additional Information

This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer for the shares of Gentiva commenced by Kindred Healthcare Development 2, Inc. and Kindred Healthcare, Inc., Gentiva has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF GENTIVA ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the solicitation / recommendation statement and other documents filed with the SEC by Gentiva free of charge through the website maintained by the SEC at www.sec.gov. In addition, Gentiva has made information relating to the tender offer available online at http://investors.gentiva.com/sec.cfm.

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Financial and Investor Contact:
Gentiva
Eric Slusser
770-951-6101
eric.slusser@gentiva.com
or	John Mongelli
770-951-6496
john.mongelli@gentiva.com

Media Contact:
Kekst and Company
Tom Davies
212-521-4873
Thomas-davies@kekst.com
or	Andrea Calise
212-521-4845
Andrea-Calise@kekst.com

Additional Investor Contact:
MacKenzie Partners, Inc.
Bob Marese
212-929-5500